Exhibit 99.1

Vimicro Announces Appointment of New Independent Auditor

BEIJING, Aug. 12, 2014 /PRNewswire/ — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider, today announced the appointment of Grant Thornton, China member firm of Grant Thornton International (“Grant Thornton”) as its independent registered public accounting firm, effective August 12, 2014. Grant Thornton has replaced the Company’s previous independent registered public accounting firm, Ernst & Young Hua Ming LLP (“Ernst & Young”).

Ernst & Young’s report on the Company’s consolidated financial statements for the past two years did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In the Company’s two most recent fiscal years and subsequent interim period preceding the appointment of the new auditor, there have not been any disagreements between Vimicro and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements. The appointment of Grant Thornton to replace Ernst & Young has been approved after thorough evaluation by the audit committee, with the concurrence of the board of directors of the Company. Grant Thornton has begun providing services to the Company and is working closely with Ernst & Young to ensure a seamless transition.

“We have had a positive working relationship with Ernst & Young and appreciate their services during the past few years,” commented Dr. John Deng, Vimicro’s Chairman and CEO. “Moving forward, the board believes that Grant Thornton will offer our shareholders a strong combination of quality services, dedicated resources, and cost-efficiency. We look forward to working with Grant Thornton.”

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

About Grant Thornton

Grant Thornton, China firm of Grant Thornton International, is headquartered in Beijing, with approximately 150 partners and 3,000 professionals in 19 offices in China. Grant Thornton offers a full range of services including assurance, tax, advisory, asset valuation and project cost management. Grant Thornton serves a broad client base that encompasses more than 140 public companies and over 2,000 state owned enterprises (SOEs) and privately held businesses, as well as foreign-invested enterprises, including US-listed companies such as Yanzhou Coal Mining Co., Ltd. (NYSE: YZC), e-Future Information Technology Inc (Nasdaq: EFUT), China Finance Online Co., Ltd. (NASDAQ:JRJC), etc., and HK-listed companies such as Brilliance China Automotive Holdings Ltd. (1114.HK), SINOPEC Engineering (Group) Co., Limited (02386.HK), Geely Automobile Holdings Ltd. (0175.HK), Yanzhou Coal Mining Co., Ltd. (1171.HK), etc..

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the Company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation
Ms. Daisy Wang, IR Manager
Phone: +8610-5884-8898 Ext: 3036
E-mail: ir@vimicro.com